

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2020

Cash Smith
President, Chief Financial Officer and Secretary
CBRE Acquisition Holdings, Inc.
2100 McKinney Avenue, 12th Floor
Dallas, Texas 75201

> **Re: CBRE Acquisition Holdings, Inc.**
> **S-1/A filed November 30, 2020**
> **File No. 333-249958**

Dear Mr. Smith:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Form S-1 filed November 30, 2020

Summary, page 1

1. We note your revised disclosure regarding alignment shares on page 22. We also note the statement on page 2 and elsewhere that your stakeholder-aligned carried interest structure gives you a competitive advantage. Please revise page 22 and where appropriate to explain in qualitative and quantitative terms the extent to which the potential long-term compensation to your sponsor, directors and officers could be higher than under the typical SPAC share structure. In this regard, please explain whether the formula for issuing greater numbers of shares based on higher share prices, combined with issuances for each of the 10 annual measurement periods, could result in a significantly higher dollar value of compensation compared to the typical structure.

<u>Warrants, page 150</u>

2.      We note that Exhibit 4.4, Section 9.3 does not include the carve-outs regarding the federal securities laws as disclosed in the first paragraph on page 158.  Please ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

<u>Exclusive Forum for Certain Lawsuits , page 162</u>

3.      We note that your disclosure on pages 76-77 and page 162 is inconsistent with Exhibit 3.1, Section 12.1.  If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters.  Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction